Sit Quality Income Fund

Investment Philosophy, Objective and Strategy

- The Sit Quality Income Fund ("Fund") seeks high current income and safety of principal. The fund seeks to achieve its objective by investing in debt securities issued by the U.S. Government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

- Fund managers search for securities providing relatively high current income relative to yields currently available in the market. Considerations include their economic outlook and interest rate forecast, as well as their evaluation of a security's credit quality, yield, maturity, liquidity, and a security's sector. Managers attempt to maintain an average effective duration for the portfolio of approximately 0 to 2 years.

Please see disclosure information on page 8.

Risk Management

Risk management is a very important factor in achieving the Fund's goal. Portfolio managers monitor portfolio interest rate related risks by measuring traditional durations based on bond maturities. Portfolio managers may seek to hedge the Fund's duration by investing in options and interest rate futures contracts.

Primary fixed income risks:

- Interest Rate Risk: Interest rate risk is managed through the Fund's goal to maintain an average effective duration of approximately 0 – 2 years.
- Credit Risk: The Fund invests at least 50% of its assets in U.S. government debt securities which are issued, guaranteed, or insured by the U.S. Government, its agencies, or instrumentalities.
- Prepayment Risk: The Fund seeks to purchase securities with relatively stable and predictable prepayment characteristics. The mortgages utilized have relatively short durations and therefore do not have the price risk of generic MBS securities.
- Yield Curve Risk: Portfolio managers do not make bets on expected shape of the yield curve. Outperformance comes from strong risk-adjusted return from an emphasis on income, not the direction of interest rates.
- Call Risk: The Fund utilizes bonds that may be redeemed at the option of the issuer. Generally these types of bonds can be purchased at attractive valuations relative to securities that are not callable, enhancing the Fund's income.

Please see disclosure information on page 8.

Sit Quality Income Fund

Fixed Income Portfolio Characteristics

As of March 31, 2013



Market Sector Composition
% Allocation
70
60
50
40
30
20
10
0
U.S. Treasury
U.S. Agency
Corporates
Asset Backed
Mortgage Related
Sit Quality Income Fund
Barclays Capital 1-3 Yr. Gov't/Cred Bond Index



Quality Composition
% Allocation
70
60
50
40
30
20
10
0
U.S. Treasury
Federal Agency
AAA
AA
A
BAA
Sit Quality Income Fund
Barclays Capital 1-3 Yr. Gov't/Cred Bond Index

Weighted-Average Summary Characteristics

	Sit Quality Income Fund	Barclays 1-3 Year Gov't/Cred Bond Index
Yield to Average Life*	2.4%	0.4%
Quality	AAA / AAA	AGY / AGY
Duration	1.4 Yrs	1.9 Yrs

*Gross of fees

Sit Investment Associates

Please see disclosure information on page 8.

Sit Quality Income Fund
Sector & Quality Weightings

Sectors	Sit Quality Income Fund 3/31/13	Barclays 1-3 Yr. Gov't/Cred Index 3/31/13
U.S. Treasury Bonds	14%	65%
U.S. Agency & Other Government Securities	10	16
Mortgage Pass-Through Securities	21	0
Agency CMO's	5	0
Asset Backed Securities	15	0
Non-Agency CMO's	13	0
Corporate Bonds	15	19
Taxable Municipal Securities	6	0
Cash	1	0
Totals	100%	100%

Quality	Sit Quality Income Fund 3/31/13	Barclays 1-3 Yr. Gov't/Cred Index 3/31/13
GOV'T & AGY	52 %	76 %
AAA	2	1
AA	10	6
A	17	10
BBB	19	7
Average	AAA / AAA	AGY / AGY
Total	100 %	100 %
Duration (yrs)	1.4	1.9
Yield (%)*	1.5 %	0.4 %

*Net of fees

Sit Investment Associates

Please see disclosure information on page 8.

Mutual Fund Comparison
3/31/13

	Sit U.S. Government Securities Fund*	Sit Quality Income Fund**
Overview:		
Yield (Net of Fees)	1.06%	1.36%
Duration Range	2 - 4 Years	0 - 2 Years
Average Quality	Agency	AAA
Benchmark	Barclays Intermediate Gov't Bond Index	Barclays 1-3 Year Gov't/Credit Index
Hedging	Options Only	Futures & Options
Fees	0.8%	0.9%
Sector Weighting Target/Range:		
Government	100%	50%
Agency MBS & Related	80-90%	10-20%
Treasuries	5%	25%
Non-Government	0%	50%
Corporates	0%	25%
Asset Backed Securities	0%	25%

*The Sit U.S. Government Securities Fund's average annual total returns for the 1-Yr, 3-Yr, 5-Yr, 10-Yr and since inception (6/2/87) periods ending March 31, 2013 were, respectively: 1.39%, 2.91%, 3.95%, 4.03% and 6.16%.

**The Sit Quality Income Fund's inception date was December 31, 2012. As of March 31, 2013, the Fund's 3-month total return is 0.38%.

Please see disclosure information on page 8.

Competitor Comparison

	Ticker	SEC Yield	Duration	As Of
Delaware Limited-Term Diversified Income C	DTICX	0.94%	2.5	2/28/2013
T. Rowe Price Short-Term Bond	PRWBX	0.86%	1.9	2/28/2013
Payden Low Duration Fund	PYSBX	0.82%	1.6	3/31/2013
Eaton Vance Low Duration Gov Inc C	ECLDX	1.47%	2.6	2/28/2013
DWS Short Duration Class C	PPLCX	0.77%	1.4	2/28/2013
	Average	0.97%	2.0	
Sit Quality Income Fund*	SQIFX	1.36%	1.4	3/31/2013

*The Sit Quality Income Fund's inception date was December 31, 2012. As of March 31, 2013, the Fund's 3-month total return is 0.38%.

Disclosure Page

General Disclosure

Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. Read the prospectus carefully before investing. A prospectus may be obtained at www.sitfunds.com or by calling 800-332-5580.

Performance Disclosure

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclay's 1-3 Year Government/Credit Bond Index is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Duration is a measure of estimated price sensitivity relative to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Mortgage-backed securities involve risk of loss due to prepayment and defaults.